Letter Agreement

To:

Epiphany Funds

106 Decker Court, Suite 226

Irving, Texas  75062

Dear Board Members:

You have engaged us to act as the investment adviser to the Epiphany FFV Fund, Epiphany FFV Strategic Income Fund, Epiphany FFV Latin America Fund, and Epiphany FFV Global Ecologic Fund (collectively the “Funds”).

Through February 28, 2015, we hereby contractually agree to waive management fees and/or reimburse the Funds for expenses they incur, but only to the extent necessary to maintain the Funds’ total annual operating expenses (excluding brokerage fees and commissions; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; indirect expenses incurred by the underlying funds in which the Funds invest; and extraordinary expenses) at:

Epiphany FFV Fund

1.50% of the average daily net assets of the Class A and Class N Shares.

2.25% of the average daily net assets of the Class C Shares.

Epiphany FFV Strategic Income Fund

1.25% of the average daily net assets for Class A and Class N Shares.

2.00% of the average daily net assets for Class C Shares.

Epiphany FFV Latin America Fund

1.75% of the average daily net assets for Class A and Class N Shares.

2.50% of the average daily net assets for Class C Shares.

Epiphany FFV Global Ecologic Fund

1.50% of the average daily net assets of the Class A and Class N Shares.

2.25% of the average daily net assets of the Class C Shares.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

This Agreement will continue in effect until February 28, 2015 and from year to year thereafter provided that each continuance is specifically approved by a majority of the Trustees of the Trust who are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (the “Independent Trustees”).  Nevertheless, this Agreement may be terminated by either party to the Agreement, without payment of any penalty, upon ninety (90) days prior written notice to the other party at its principal place of business.  Action to terminate the Agreement must be authorized by resolution of a majority of the Independent Trustees of the Trust.

Very truly yours, TRINITY FIDUCIARY PARTNERS LLC By: /S/ Nancy Benson Name: Nancy Benson Title: President

Acceptance

The foregoing Agreement is hereby accepted.

EPIPHANY FUNDS By: /S/ Samuel J. Saladino, III Name: Samuel J. Saladino,III. Title: President